Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 5 DATED SEPTEMBER 26, 2008

TO PROSPECTUS DATED APRIL 25, 2008

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated April 25, 2008 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 3 (which is cumulative and replaces all prior Supplements), Supplement No. 4 and this Supplement No. 5.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on May 14, 2008. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 26, 2008, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	17,592,340	$193,515,752	$174,164,177

Total	27,116,150	$293,515,752	$264,164,177

Our distributions since initial capitalization through June 30, 2008 (before we completed the purchase of any hotels) totaled $893,000 and were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period our cash generated from operations was $304,000. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors – We may be unable to make distributions to our shareholders,” on page 28 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchases

On September 24, 2008, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Santa Clarita, California. The gross purchase price for this hotel, which contains a total of 140 guest rooms, was $22,700,000.

Also on September 24, 2008, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Charlotte, North Carolina. The gross purchase price for this hotel, which contains a total of 112 guest rooms, was $5,750,000.

On September 26, 2008, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Allen, Texas. This hotel is part of a group of five hotels that are covered by purchase contracts with selling entities related to each other through common ownership. The gross purchase price for this hotel, which contains a total of 103 guest rooms, was approximately $12.5 million. Purchase contracts currently remain in effect for four other hotels in this group, although a number of required conditions to closing currently remain unsatisfied for each of those hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to these remaining hotels.

Further information about our recently purchased hotels is provided in other sections below.

Source of Payments

Our recent purchases, which resulted in our ownership of three additional hotels, were funded by the proceeds from our ongoing offering of units. We also used our offering proceeds to pay $819,000, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Overview of Owned Hotels

As a result of our recent purchases, we currently own four hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise	Hotel Owner/Lessor	Lessee	Manager
Santa Clarita, California	Courtyard	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Management, Inc.	Dimension Development Two, LLC
Charlotte, North Carolina	Homewood Suites	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Management, Inc.	MHH Management, LLC
Allen, Texas	Hampton Inn & Suites	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Texas Services, Inc.	Gateway Hospitality Group, Inc.

We have no material relationship or affiliation with the hotel sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, the pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

FOR OUR PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Santa Clarita, California	Courtyard	$1,225,125	September 24, 2008
Charlotte, North Carolina	Homewood Suites	435,654	September 24, 2008
Allen, Texas	Hampton Inn & Suites	1,066,725	September 26, 2008

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by its manager under separate management agreements between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

The management agreements for the hotels located in Charlotte, North Carolina and Allen, Texas each provide for an initial term of five years. The management agreement for the hotel located in Santa Clarita, California provides for an initial term of one year. Our leasing subsidiary may terminate a management agreement if the applicable manager fails to achieve certain performance levels.

Franchise Agreements

With respect to the hotel located in Santa Clarita, California, there is a relicensing franchise agreement between our indirect wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. The relicensing franchise agreement provides for a royalty fee and for a separate marketing contribution fee to the franchisor. Each fee is based on a percentage of gross room revenues. The royalty fee is 5.5% and the marketing contribution fees is 2%. The duration of the relicensing franchise agreement is 20 years. The relicensing franchise agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

For the hotels located in Charlotte, North Carolina and Allen, Texas, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation or an affiliate. Each franchise license agreement provides for a royalty fee and for a separate program fee payable to the franchisor. Each fee is based on a percentage of gross room revenues. The royalty and program fee for the hotel located in Charlotte, North Carolina are both 4%. The royalty fee for the hotel in Allen, Texas is 4%, but will increase to 5% in year six of the agreement. The program fee for the hotel in Allen, Texas is 4%. The duration of the applicable franchise license agreement for the hotel located in Charlotte, North Carolina is 20 years. The duration of the franchise license agreement for the hotel in Allen, Texas is 16 years and 7 months. A franchise license agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

The fees and other terms of the franchise agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Each franchise agreement includes a guarantee of the payment and performance of the applicable lessee by one of our other subsidiaries.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)
Santa Clarita, California	Courtyard	140	$22,700,000	$129-209	$18,243,805
Charlotte, North Carolina	Homewood Suites	112	5,750,000	129-189	4,729,410
Allen, Texas	Hampton Inn & Suites	103	12,500,000	144-159	11,100,086

Total		355	$40,950,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A	Franchise	Avg. Daily Occupancy Rates (%)
Hotel Location		2003	2004	2005	2006	2007
Santa Clarita, California	Courtyard	—	—	—	—	51%
Charlotte, North Carolina	Homewood Suites	66%	63%	78%	76%	71%
Allen, Texas	Hampton Inn & Suites	—	—	—	51%	68%

PART B	Franchise	Revenue per Available Room/Suite ($)
Hotel Location		2003	2004	2005	2006	2007
Santa Clarita, California	Courtyard	—	—	—	—	$59
Charlotte, North Carolina	Homewood Suites	$46	$45	$55	$62	$67
Allen, Texas	Hampton Inn & Suites	—	—	—	$53	$76

Note for Table 2:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations).

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year		Real Property Tax Rate(c)	Real Property Tax
Santa Clarita, California	Courtyard	2007	(a)	1.2%	$225,070
Charlotte, North Carolina	Homewood Suites	2007	(b)	1.3%	75,716
Allen, Texas	Hampton Inn & Suites	2007	(b)	2.4%	192,282

Notes for Table 3:

(a)	Represents 12-month period from July 1, 2007 through June 30, 2008. The hotel completed construction on April 30, 2007.
(b)	Represents calendar year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(Remainder of Page Is Intentionally Blank)